SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 7)

                                ----------------

                        Wallace Computer Services, Inc.
                           (Name of Subject Company)

                                   FRDK, INC.
                           MOORE CORPORATION LIMITED
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)
                                   932270101
                     (CUSIP Number of Class of Securities)

                             JOSEPH M. DUANE, ESQ.
                                   FRDK, INC.
                             1 FIRST CANADIAN PLACE
                        TORONTO, ONTARIO, CANADA M5X 1GF
                                 (416) 364-2600
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                              -------------------

                                    COPY TO:

                            DENNIS J. FRIEDMAN, ESQ.
                              DAVID M. WILF, ESQ.
                          DAVID M. SCHWARTZBAUM, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10112
                                 (212) 408-5100

                  FRDK, Inc. and Moore Corporation Limited hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on August 2, 1995, as amended by Amendment Nos. 1, 2, 3, 4, 5 and 6 with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Wallace Computer Services, Inc., a Delaware corporation (together with the associated preferred stock purchase rights), as set forth in this Amendment No. 7. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

                 ITEM 4.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Credit Agreement among Moore, the Purchaser, various commercial banks party to the Credit Agreement (collectively, the "Lenders") and Scotiabank, as agent for the Lenders, was amended by a First Amendment to Credit Agreement, dated as of September 1, 1995 (the "First Amendment"). Pursuant to the First Amendment, certain additional parties became co-agents and lenders under the Credit Agreement as follows: (i) Citibank, N.A., Credit Suisse and Royal Bank of Canada became co-agents under the Credit Agreement; and (ii) Citibank, N.A., Credit Suisse, Royal Bank of Canada, Deutsche Bank AG, The Industrial Bank of Japan, Limited, Nationsbank of Georgia, N.A., Wachovia Bank of Georgia, N.A., Bank of Montreal, Banque Paribas, Commerzbank AG, Isittuto Bancario San Paolo Di Torino, SPA, LTCB Trust Company and Mellon Bank, N.A. became lenders under the Credit Agreement. A copy of the First Amendment is attached hereto as Exhibit (g)(8) and the foregoing description is qualified in its entirety by reference to such exhibit.

                  ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

                  (g)(8) First  Amendment  to  Credit  Agreement,  dated  as  of
                         September 1, 1995.

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 1995


                                                FRDK, Inc.


                                                By:    /s/ Joseph M. Duane

                                                Name:     Joseph M. Duane
                                                Title:    President



                                                MOORE CORPORATION LIMITED


                                                By:     /s/ Joseph M. Duane

                                                Name:     Joseph M. Duane
                                                Title:    Vice President and
                                                            General Counsel

                                 EXHIBIT INDEX



                  (g)(8) First  Amendment  to  Credit  Agreement,  dated  as  of
                         September 1, 1995.